July 1, 2011

Marc Thomas
Reviewing Accountant
Securities and Exchange Commission
Washington, D.C.  20549

Re: Waterstone Financial, Inc.
Form 10-K for the year ended December 31, 2010
File No. 000-51507

Dear Mr. Thomas:

We are in receipt of and have reviewed the Securities and Exchange Commission (Commission) staff comment letter dated June 6, 2011 relating to the above referenced filing.  Our responses follow.

At your request, we acknowledge that Waterstone Financial, Inc. (the Company) is responsible for the adequacy and accuracy of the disclosure in our filings.  We further acknowledge that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that Waterstone Financial, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  Richard C. Larson
Richard C. Larson
Chief Financial Officer

1.
We note that for each of the fiscal periods during the 2008-2010 timeframe, net charge-offs (in the aggregate and as noted identified loan categories) were approximately 197%, 93% and 89% respectively of the beginning of the year allowance for loan losses in those periods.   We continue to note the elevated levels of charge-offs in the one-to-four family and over-four family loan categories.  Please explain how you concluded that the respective beginning allowance for loan losses were appropriate as these actions required you to take provisions of approximately $38 million, $27 million and $26 million respectively, which contributed directly to net losses being recognized in these fiscal periods.  As management replenished the allowance for loan losses during these periods due to increasing levels of nonperforming loans, assets and troubled debt restructurings, discuss what considerations management gave to reassessing the appropriateness of the allowance in the previously reported  periods and the kind of information management used to determine any adjustments made to quarters following those periods in which excessive charge-offs were taken (on a relative basis) and how and why additional provisions had not been made previously.

Management concluded that the allowance for loan losses was appropriate on December 31, 2007, 2008, 2009 and 2010 based on the detailed analysis of the Company’s loan portfolio and related economic conditions at that time.  To ensure that the beginning allowance for loan losses on January 1, 2008, 2009 and 2010 was appropriate and that the provision for loan losses was recognized in the appropriate prior period, significant charge-offs were reviewed contemporaneously to confirm that the related provision for loss was recorded as a specific loan loss allowance during the first period in which loan specific credit risk characteristics indicated a probable risk of loss.  In the event that a significant charge-off occurred and was not previously reserved for, management reconfirmed that the specific loan loss was not both probable and estimable based on all data available in prior reporting periods. This look-back analysis was performed in each of the years ended December 31, 2008, 2009 and 2010.  The results of these reviews consistently showed that the losses not previously reserved for resulted from a further decrease in real estate value that occurred within the period under review and supported management’s conclusion that the provision for loan losses as reported was appropriate given all data available for prior reporting periods.

The elevated levels of net charge-offs relative to the beginning of period allowance for loan losses were driven by a recession in the overall economy and particularly affecting the real estate market which led to a continued increase in non-accrual loans during those periods.  Although the frequency of loans becoming severely delinquent and therefore nonaccrual were at elevated levels, the continuing decline in real estate values during those years increased the severity of the losses sustained each and every subsequent year versus the levels upon which the beginning of the year allowance for loan losses were based.  For these reasons, the Company’s allowance for loan losses at March 31, 2011 is 4.5 times greater than that at the beginning of 2007.  As described in prior year filings, the relationship of fiscal 2008 net charge-offs to the December 31, 2007 allowance for loans losses reflects a significant increase in non-accrual loans during the year ended December 31, 2008 which resulted in an aggressive and forward-looking review conducted by management to identify probable future losses within the portfolio given all data available at that time.  The review was consistent with prior period reviews, however more exacting credit risk characteristics and more conservative subjective judgment was deemed necessary given the anticipated effect that the severe recession was anticipated to have on our real estate loan portfolio.

The Company’s real estate collateral based loan portfolio allows it to specifically identify estimated loan losses on the majority of its impaired loans.  Specific loan loss reserves average 40% of the total allowance for loan losses as noted in the table included in our response to staff comment number 2.  The Company’s specific reserves are based on collateral reviews performed on the majority of loans deemed to be impaired.  Collateral reviews were completed on 84% of all impaired loans identified as of December 31, 2010.  The Company’s ability to specifically identify estimated losses on a high percentage of its impaired loans results in a short lag between the initial identification of risk of loss and charge-off.  This enabled the Company to identify, provide for and charge-off loan losses very quickly as economic conditions deteriorated in 2008 and continued to deteriorate in 2009 and 2010 as evidenced by the ratio of charge-offs to beginning of year allowances for these periods.

2.
Provide us with and disclose information in tabular format which addresses the breakdown of the allowance for loan losses into the specific and general reserve components for each of the last five fiscal periods and interim period of 2011.  You should also address how management has determined the amount of the allowance attributable to each of these components as well as the reasons and basis for any changes therein (i.e. including any changes in methodologies or historical look-back periods) in the determination of these two components for the periods being addressed.

Period ended:	Specific Reserve	General Reserve	Total Reserve
	(in thousands)
March 31, 2011	$12,674	19,420	32,094
December 31, 2010	11,093	18,082	29,175
December 31, 2009	12,517	15,977	28,494
December 31, 2008	9,832	15,335	25,167
December 31, 2007	5,783	7,056	12,839
December 31, 2006	1,616	5,579	7,195

While the measurement and evaluation of the different risk components within the portfolio are developed as either specific reserves or general reserves, the total allowance for loan losses is established and available to absorb losses throughout the entire portfolio.

Specific Component – The specific component of the allowance for loan losses is comprised of reserves related to impaired loans that meet the criteria for individual evaluation as established by management and includes reserves related to performing troubled debt restructurings.

Management performs a valuation review of collateral for all loans meeting the threshold for specific impairment review.  The threshold is any individual loan or group of loans with a single borrower that collectively exceed $500,000 in outstanding principal, as they are considered collateral-dependent. The Company’s impairment analysis is based on the estimated value of collateral supported by an independent third party valuation and takes into consideration costs necessary to dispose of the property.  A valuation allowance is established, or a charge-off recorded, for an amount equal to the impairment when the carrying amount of the loan exceeds the fair value of the underlying collateral.  If the valuation review indicates that the fair value of the underlying collateral exceeds the carrying amount of the loan and no further loss is considered probable or estimable, no allowance (either specific or general) is recorded related to that loan.  Estimated fair values of the underlying collateral are reduced to account for sales discounts, broker fees, unpaid property taxes and additional selling expenses to arrive at the estimated net realizable value.  The adjustment factor used is based upon the Company’s actual experience with respect to the sales of real estate owned over the prior two years.  In situations where we are placing reliance on an appraisal that is more than one year old, an additional adjustment factor reflecting data that shows the relative strength of the local real estate market is applied to account for deteriorating real estate market values since the time of the most recent valuation.  The additional adjustment factor is based upon relevant real estate sales data available for our general operating market.

With respect to troubled debt restructurings that are expected to perform in accordance with the restructured terms and to ultimately return to performing status under contract terms, a specific valuation is established for an amount equal to the difference between the present value of expected future cash flows given original loan contract terms as compared to the restructured terms, including an estimated default rate built into the discounted cash flow analysis.

General Component -The general component of the allowance for loan losses is comprised of reserves related to impaired loans that did not meet the threshold for individual impairment analysis and are considered homogeneous, as well as reserves related to unimpaired loans that are based upon historical loss experience and portfolio specific risk factors.

With respect to impaired loans that did not meet the threshold for individual impairment analysis, loans are segregated by underlying collateral type and general reserves are established based upon historical loss experience for similar loans. The historical loss experience is determined by analyzing loans identified as impaired during the previous two fiscal years and determining an average loss rate upon ultimate resolution or disposition of the loan.

With respect to all loans individually performing in accordance with their terms, management evaluates the adequacy of the balance of the allowance for loan losses based on several factors, some of which are not loan specific but are reflective of the inherent losses in the loan portfolio.  This process includes, but is not limited to, a periodic review of loan collectability in light of historical experience, the nature and volume of loan activity, conditions that may affect the ability of the borrower to repay, underlying value of collateral and economic conditions in our immediate market area.  All loans for which a specific loss review is not required are segregated by loan type and a loss allowance is established by using loss experience data and management's judgment concerning other matters it considers significant including trends in non-accrual loan balances, impaired loan balances, classified asset balances and the current economic environment.

Methodology Enhancements–

Enhancements in methodology implemented during the periods noted above included:

•
Segregation of consumer loans in 2008 and out-of-state single family loans in 2009 were added for these products first offered by the Company in 2007.  This enhanced segregation was made possible in the years noted above given the availability of Company specific historical performance data not previously available for those collateral classes.

•
The calculation of the specific component was enhanced during 2009 to respond to the use of troubled debt restructurings as a loan workout tool.  Prior to 2009, troubled debt restructurings at less than $3 million were not material to the valuation process. During 2009, a separate process was implemented to calculate a specific reserve component that established a reserve for an amount equal to the impairment when the carrying value of the loan exceeds the present value of expected future cash flows.

•
General reserves related to unimpaired loans are based upon historical and judgmental loss factors that have been adjusted to be responsive to the current economic environment, including, in certain periods, the impacts of deteriorating real estate values, and continue to be reflected in increased general reserves and overall allowance for loan losses.

3.
Given the high levels of nonperforming loans, assets, troubled debt restructurings and OREO, please provide us with a draft of your proposed disclosures and disclose the following in your future filings, as it relates to your appraisal policies:

Tell us your appraisal policy.  Your disclosure on page 14 indicates the Company, depending on the length of time since the last appraisal, may apply an adjustment factor to align such value with current market conditions.  Describe for us in detail, the types of adjustments made.  Alternatively, if you perform an internal valuation to estimate fair value, please describe the valuation approaches used, the significant assumptions used in each model, and if multiple valuation approaches are used, the relative weighting of each model.  Further, clarify whether you make any adjustments to current appraisals and if so, describe the types of adjustments made and the reasons for such adjustments;

The following disclosures will be added to our Loans Receivable footnote:

The Company’s procedures dictate that an updated valuation is obtained with respect to underlying collateral at the time a loan is deemed to be impaired.  Updated valuations may also be obtained upon transfer from loans receivable to real estate owned based upon the age of the prior appraisal, changes in market conditions or known changes to the physical condition of the property.

Estimated fair values are reduced to account for sales commissions, broker fees, unpaid property taxes and additional selling expenses to arrive at an estimated net realizable value.  The adjustment factor is based upon the Company’s actual experience with respect to sales of real estate owned over the prior two years.  In situations in which we are placing reliance on an appraisal that is more than one year old, an additional adjustment factor is applied to account for downward market pressure since the date of appraisal.  The additional adjustment factor is based upon relevant sales data available for our general operating market as well as company-specific historical net realizable values as compared to the most recent appraisal prior to disposition.

With respect to over-four family income producing real estate, appraisals are reviewed and estimated collateral values are adjusted by updating significant appraisal assumptions to reflect current real estate market conditions.  Significant assumptions reviewed and updated include the capitalization rate, rental income and operating expenses.  These adjusted assumptions are based upon recent appraisals received on similar properties as well as on actual experience related to real estate owned and currently under Company management.

Describe the procedures performed at each balance sheet date to determine the fair value of collateral-dependent impaired loans and OREO;

The following disclosures of existing procedures will be added to our Summary of Accounting Policies footnote and MD&A section:

On an ongoing basis, at least quarterly for financial reporting purposes, the fair value of collateral dependent impaired loans and real estate owned is determined or reaffirmed by the following procedures:

•	Obtaining updated real estate appraisals or performing updated discounted cash flow analysis;

•	Confirming that the physical condition of the real estate has not significantly changed since the last valuation date;

•	Comparison of the estimated current book value to that of updated sales values experienced on similar real estate owned;

•	Comparison of the estimated current book value to that of updated values seen on more current appraisals of similar properties; and

•	Comparison of the estimated current book value to that of updated listed sales prices on our real estate owned and that of similar properties (not owned by the Company).

When you receive new appraisals, describe the type of appraisals received, such as “retail value” or “as is value”;

The following disclosures will be added to our Summary of Accounting Policies and MD&A section:

New appraisals received on real estate owned and collateral dependent impaired loans are based upon an “as is value” assumption.

Address how partially charged-off loans measured for impairment based upon collateral value are classified and accounted for subsequent to receiving an updated appraisal.  For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;

The following disclosures will be added to our Summary of Accounting Policies and MD&A section:

Partially charged-off loans measured for impairment based upon collateral value are maintained in a “non-accrual” status and are disclosed as impaired loans.

Address the typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off;

The following disclosures will be added to our Summary of Accounting Policies and MD&A section:

All loans that exceed 90 days with respect to past due principal and interest are recognized as non-accrual.  In addition, loans that are past due less than 90 days are evaluated to determine the likelihood of collectability given other credit risk factors such as early stage delinquency, the nature of the collateral or the results of a borrower fiscal review.  When the collection of all contractual principal and interest is determined to be unlikely, the loan is moved to non-accrual status and an updated appraisal of the underlying collateral is ordered.  This process generally takes place between contractual past due dates 60 and 90 days. Upon determining the updated estimated value of the collateral, a loan loss provision is recorded to establish a specific reserve to the extent that the outstanding principal balance exceeds the updated estimated net realizable value of the collateral.  When a loan is determined to be uncollectible, typically coinciding with the initiation of foreclosure action, the specific reserve is reviewed for adequacy, adjusted if necessary, and charged-off.

Address the procedures performed between the receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately;

The following disclosures will be added to our Summary of Accounting Policies and MD&A section:

During the period of time in which we are awaiting receipt of an updated appraisal, loans evaluated for impairment based upon collateral value are measured by the following:

•	Applying an updated adjustment factor (as described previously) to an existing appraisal;

•	Confirming that the physical condition of the real estate has not significantly changed since the last valuation date;

•	Comparing the estimated current value of the collateral to that of updated sales values experienced on similar collateral;

•	Comparing the estimated current value of the collateral to that of updated values seen on current appraisals of similar collateral; and

•	Comparing the estimated current value to that of updated listed sales prices on our real estate owned and that of similar properties (not owned by the Company).

Address how you determine the amount to charge off.

The following will be added to the Summary of Accounting Policies footnote - Allowance for Loan Losses:

Charge-off amounts approximate the amount by which the outstanding principal balance exceeds the estimated net realizable value of the underlying collateral.

4.
In regard to real estate owned, the disclosures indicate that a significant portion of these properties were generating revenue at both December 31, 2010 and March 31, 2011.  Tell us the type of appraisals that are being received on these revenue generating properties addressing the specific assumptions being considered in the determination of fair value.  Further, address how the Company is accounting for the rental payments received on these properties and where amounts are reported in your statements of operations.

The value of revenue generating real estate owned is determined by obtaining an independent valuation.  Independent valuations are based on an “as is value” approach.  The valuations are prepared under the income, the cost and the sales comparison approaches, with the most weight placed upon the income approach for multi-family residential and commercial real estate and the sales comparison approach for owner-occupied residential real estate.  Valuation assumptions used by the income approach are reviewed at least annually and updated to reflect changes in the real estate market.

Rental income related to revenue generating real estate owned is recorded as current period operating income.  This income is combined with and netted against other items related to our real estate owned and is reported as noninterest expense in the Statement of Operations on the “Real estate owned” line.  The “Real estate owned” line is the sum of rental income and gains on disposal of real estate owned less rental expense, loss on disposal of real estate owned and write-downs to reflect updated net realizable values.

5.	In regard to your troubled debt restructurings, please provide us with a draft of your proposed disclosures and disclose the following in your future filings:

Provide a robust discussion of your TDR and renegotiated loan activities, your discussion should include in tabular format quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your successes or failures with the different types of concessions;

The following disclosure will be added to the Loans Receivable footnote:

Troubled debt restructurings involve granting concessions to a borrower experiencing financial difficulty by modifying the terms of the loan in an effort to avoid foreclosure.  Typical restructured terms include six to twelve months of principal forbearance, a reduction in interest rate or both.  As of December 31, 2010, $36.5 million in loans had been modified in troubled debt restructurings and $2.9 million of these loans were included in the non-accrual loan total.  The remaining $33.6 million, while meeting the internal requirements for modification in a troubled debt restructuring, were current with respect to payments under their original loan terms at the time of the restructuring and thus, continued to be included with accruing loans.  Provided these loans perform in accordance with the modified terms, they will continue to be accounted for on an accrual basis.  Of the $36.5 million in restructured loans as of December 31, 2010, $24.1million were one- to four-family real estate loans.  At December 31, 2010 an additional $8.7 million were over four-family real estate loans.  All loans that have been modified in a troubled debt restructuring are considered to be impaired.  As such, an analysis has been performed with respect to all of these loans to determine the need for a valuation reserve.  When a loan is expected to perform in accordance with the restructured terms and ultimately return to and perform under contract terms, a valuation allowance is established for an amount equal to the excess of the present value of the expected future cash flows under the original contract terms as compared with the modified terms, including an estimated default rate.

The following presents troubled debt restructurings by concession type at December 31, 2010:

	As of December 31, 2010
	Amount	Number
	(dollars in thousands)

Forebearance and rate reduction	$16,414	80
Rate reductions	14,721	22
Forebearance	5,428	9
	$36,563	111

Generally, we believe that the troubled debt restructuring concessions have been successful.  As of December 31, 2010, $16.4 million of our total troubled debt restructurings consisted of loans for which terms were modified to provide a forbearance with respect to principal payments in addition to a reduction of the interest rate.  As of December 31, 2010, $16.2 million of these loans were in compliance with the modified terms.  An additional $14.7 million of our troubled debt restructurings consisted of loans for which terms were modified to provide a reduction of the interest rate.  As of December 31, 2010, all of these loans were complying with the modified terms.  As of December 31, 2010, $5.4 million of our total troubled debt restructurings consisted of loans for which terms were modified to provide a forbearance with respect to principal payments.  As of December 31, 2010, $5.1 million of these loans were in compliance with the modified terms.

Provide a table (by loan type) that identifies the number and amount of TDRs on accrual and nonaccrual

The following disclosure will be added to our Loans Receivable footnote:

The following presents data on troubled debt restructurings:

	As of December 31, 2010
	Accruing		Non-accruing		Total
	Amount	Number	Amount	Number	Amount	Number
	(dollars in thousands)
1-4 Family	$21,676	76	$2,452	16	$24,128	92
Over four family	8,716	9	-		8,716	9
Home Equity	92	2	43	1	135	3
Land and Construction	2,847	5	-		2,847	5
CRE	261	1	476	1	737	2
	$33,592	93	$2,971	18	$36,563	111

Disclose your policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status.

The following disclosure will be added to our Loans Receivable footnote:

After a troubled debt restructuring reverts to contractual terms, a minimum of six consecutive contractual payments must be received prior to consideration for a return to accrual status.  If an updated credit department review indicates no other evidence of elevated credit risk, the loan is returned to accrual status at that time.

6.
We note your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20.  Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22when determining that further disaggregation of your portfolio segments was not necessary.  Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

With respect to the disclosures required by ASU 2010-20 regarding disaggregation of our portfolio segments, consideration was given to the guidance set forth under paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22.  As the Company had the information available at the class level, we provided the segment disclosure information at the same level.  The classes presented are the same classes that management uses to assess and monitor the risk and performance of the portfolio with the exception of the one- to four-family real estate class.  For internal purposes, management has disaggregated this portion of the portfolio into single family in-state, single family out-of-state and two-to four-family real estate collateral.  While this disaggregated information is utilized from an internal perspective, the performance of these disaggregated segments is not materially different from the performance of the class as a whole and have the same initial measurement characteristics and similar risk characteristics.  As such, that level of disaggregation was not deemed to be of value to the reader of the financial statements.

7.	Please revise your future filings to disclose your policy for recognizing interest income and how cash receipts are recorded on impaired loans. Refer to ASC 310-10-50-15(b)

The following disclosure will be added to our Loans Receivable footnote:

When a loan is considered impaired, interest payments received are treated as interest income on a cash basis as long as the remaining book value of the loan (i.e., after charge-off of all identified losses) is deemed to be fully collectible. If the remaining book value is not deemed to be fully collectible, all payments received are applied to unpaid principal. Determination as to the ultimate collectability of the remaining book value is supported by an updated credit department evaluation of the borrower’s financial condition and prospects for repayment, including consideration of the borrower’s sustained historical repayment performance and other relevant factors.

8.	Please tell us and revise your disclosures in future filings to address the following:

The related amount of interest income recognized on individually impaired loans. Refer to ASC 310-10-50-15(c) and 310-10-55-10.

The amount of interest income recognized on individually impaired loans was disclosed in Footnote 3, Page 91 of the financial statements included on Form 10-K as of December 31, 2010.

The amount of interest income recognized using a cash-basis method on individually impaired loans, if practicable. Refer to ASC 310-10-50-15(c)(3) and 310-10-55-10.

The Company is currently investigating whether it is practicable to obtain the amount of interest income recognized using a cash basis method on individually impaired loans.

Disclose the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

The following disclosure will be added to our Summary of Accounting Policies footnote - Allowance for Loan Losses:

The Company recognizes the change in present value of expected future cash flows on impaired loans attributable of the passage of time as bad debt expense.

The Company will quantify this amount in future filings.